SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

NOTICE OF EXCHANGE
To the Holders of
Compagnie Générale de Géophysique — Veritas (the “Issuer”)
(incorporated under the laws of the Republic of France)
U.S.$350,000,000
9 1/2% Senior Notes due 2016 (the “Notes”)
NOTICE IS HEREBY GIVEN that the Issuer will exchange an aggregate principal amount of up to U.S.$350,000,000 of its 9 1/2% Senior Notes due 2016 (the “New Notes”), which have been registered under the United States Securities Act of 1933, for an identical principal amount of its unregistered outstanding Notes issued on June 9, 2009 (the “Old Notes”). The form and terms of the New Notes will be substantially identical to the form and terms of the Old Notes. The exchange period began on November 30, 2009. Each Holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, obtainable from the Exchange Agent or the Luxembourg Paying Agent, and mail or otherwise deliver such Letter of Transmittal together with the Notes to the Exchange Agent listed below prior to 5:00 p.m. New York City time, on the date the Exchange Offer expires, which will be December 29, 2009, unless the Exchange Offer is extended. The method of delivery of Notes, Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder.
The Old Notes issued pursuant to Rule 144A under the United States Securities Act of 1933 (the "Securities Act”) have the following security codes: CUSIP No. 204386AL0, Common Code 043268732 and ISIN No. US204386AL07. The Old Notes issued pursuant to Regulation S of the Securities Act have the following security codes: CUSIP No. F2349SAA6, Common Code 043268708 and ISIN No. USF2349SAA62. The new notes will be accepted for clearance and settlement with DTC under the following securities codes: CUSIP No. 204386AM8, Common Code 044046644 and ISIN No. US204386AM89.
Exchange Agent
The Bank of New York Mellon Trust Company, National Association
601 Travis Street, 16th Floor
Houston, Texas 77002
Attn: Global Corporate Trust — Kash Asghar
For information or confirmation, contact
Tel: +1 713 483 6954
Fax: +1 713 483 6649, Attn: Global Corporate Trust — Kash Asghar
The Bank of New York Mellon (Luxembourg) S.A.
Aerogolf Center, 1A, Hoehenhof
L-1736 Senningerberg
Luxembourg
Fax +44 (0) 207 964 2536
November 30, 2009

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384 AND NO.333-158684) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, CGGVeritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique
Veritas (Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Group Chief Financial Officer

Date: December 1, 2009